Filed by Fair, Isaac and Company, Incorporated pursuant
to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under
the Securities Exchange Act of 1934

Subject Company: HNC Software Inc.

Commission File No. 333-89268

Date: July 22, 2002

        This filing relates to the proposed merger between Northstar Acquisition Inc., a wholly-owned subsidiary of Fair, Isaac and Company, Incorporated, and HNC Software Inc., pursuant to an Agreement and Plan of Merger, dated as of April 28, 2002. The Agreement and Plan of Merger was filed by Fair, Isaac under cover of Form 8-K on April 29, 2002 and is incorporated by reference into this filing.

        This filing contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of future product offerings, expected synergies, timing of closing, execution of integration plans and increases in shareholder value as a result of the merger are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Fair, Isaac's registration statement on Form S-4 filed May 29, 2002, as amended, and its SEC reports (including but not limited to its annual report on Form 10-K for the year ended September 30, 2001, and subsequently filed reports); and other risks that are described from time to time in HNC's SEC reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Fair, Isaac's and HNC's results could differ materially from Fair, Isaac's and HNC's expectations in these statements. Fair, Isaac and HNC assume no obligation and do not intend to update these forward-looking statements.

        Fair, Isaac and HNC have filed with the SEC a definitive joint proxy statement/ prospectus and other relevant materials in connection with the merger. Before making any voting or investment decision with respect to the merger, investors and stockholders of Fair, Isaac and HNC are urged to read this joint proxy statement/prospectus and any other relevant materials filed with the SEC because they contain important information about Fair, Isaac, HNC and the merger. The joint proxy statement/prospectus has been sent to the stockholders of Fair, Isaac and HNC. In addition, the joint proxy statement/prospectus and other relevant materials, and any other documents filed by Fair, Isaac and HNC with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. In addition, investors and stockholders of Fair, Isaac may obtain free copies of the documents filed with the SEC by Fair, Isaac by contacting Fair, Isaac Investor Relations, 200 Smith Ranch Road, San Rafael, CA 94903-5551, 415-492-5309. Investors and stockholders of HNC may obtain free copies of documents filed with the SEC by HNC by contacting HNC Investor Relations, 5935 Cornerstone Court West, San Diego, CA 92121, 858-546-8877.

        Fair, Isaac and HNC, and their respective executive officers and directors, may be deemed to be participants in the solicitation of proxies from the stockholders of Fair, Isaac and HNC in favor of the merger. Information concerning the interests of Fair, Isaac's executive officers and directors in the merger, including their ownership of Fair, Isaac common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on February 5, 2002 and in the joint proxy statement/prospectus. Information concerning the interests of HNC's executive officers and directors in the merger, including their ownership of HNC common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on May 28, 2002 and in the joint proxy statement/prospectus, including HNC's current report on Form 8-K filed on July 19, 2002 and incorporated by reference in the joint proxy statement/prospectus. Copies of such proxy statements and SEC filings may be obtained without charge at the SEC's website at www.sec.gov.

        * * *

[Communication sent to Fair, Isaac employees on July 22, 2002 by Deborah McGowan, Investor Relations Director of Fair, Isaac]

From:	Deborah McGowan
Sent:	Monday, July 22, 2002, 3:45 PM
Subject:	Special Stockholders Meeting Tomorrow

As you're probably aware, tomorrow we'll host a special meeting of Fair, Isaac stockholders at our corporate headquarters in San Rafael and all employee stockholders are welcome to attend. The meeting will begin at 10:00 A.M. in the Regency Conference Room, and since there will not be any management presentations, we expect it to be quite short in duration, approximately 20 - 30 minutes. The meeting is somewhat of a formality, since as of this morning, the majority of our stockholders have submitted proxies in support of the merger. More than 68% of our shares outstanding have submitted proxies to date and 98% of the proxies have been in favor of issuing new shares in conjunction with the planned merger with HNC.

Please feel free to contact me at extension 25309 should you have any questions.

Except for historical information contained herein, the statements contained in this communication that relate to Fair, Isaac, including statements regarding the anticipated outcome of the stockholder meeting and benefits anticipated from the planned merger with HNC, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the uncertain outcome of the stockholder meeting, the company's ability to recruit and retain key technical and managerial personnel, the maintenance of its existing relationships with key alliance partners, its ability to continue to develop new and enhanced products and services, competition, regulatory changes applicable to the use of consumer credit and other data, delays in closing the merger with HNC, the ability to successfully execute integration strategies and achieve planned synergies with respect to the merger, and other risks described from time to time in Fair, Isaac's SEC reports, including its Annual Report on Form 10-K for the year ended September 30, 2001, and Form 10-Q for the period ended March 31, 2002. Fair, Isaac disclaims any intent or obligation to update these forward-looking statements.

Fair, Isaac and HNC have filed with the SEC a definitive joint proxy statement/ prospectus and other relevant materials in connection with the merger. Before making any voting or investment decision with respect to the merger, investors and stockholders of Fair, Isaac and HNC are urged to read this joint proxy statement/prospectus and any other relevant materials filed with the SEC because they contain important information about Fair, Isaac, HNC and the merger. The joint proxy statement/prospectus has been sent to the stockholders of Fair, Isaac and HNC. In addition, the joint proxy statement/prospectus and other relevant materials, and any other documents filed by Fair, Isaac and HNC with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov <http://www.sec.gov>. In addition, investors and stockholders of Fair, Isaac may obtain free copies of the documents filed with the SEC by Fair, Isaac by contacting Fair, Isaac Investor Relations, 200 Smith Ranch Road, San Rafael, CA 94903-5551, 415-492-5309. Investors and stockholders of HNC may obtain free copies of documents filed with the SEC by HNC by contacting HNC Investor Relations, 5935 Cornerstone Court West, San Diego, CA 92121, 858-546-8877.

Fair, Isaac and HNC, and their respective executive officers and directors, may be deemed to be participants in the solicitation of proxies from the stockholders of Fair, Isaac and HNC in favor of the merger. Information concerning the interests of Fair, Isaac's executive officers and directors in the merger, including their ownership of Fair, Isaac common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on February 5, 2002 and in the joint proxy statement/prospectus. Information concerning the interests of HNC's executive officers and directors in the merger, including their ownership of HNC common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on May 28, 2002 and in the joint proxy statement/prospectus, including HNC's Current Report on Form 8-K filed on July 19, 2002 and incorporated by reference in the joint proxy statement/prospectus. Copies of such proxy statements and SEC filings may be obtained without charge at the SEC's web site at www.sec.gov <http://www.sec.gov>.